Exhibit 99.1

Bragg Gaming and Light & Wonder Agree to an International Distribution Deal

Collaboration will see Bragg content featured on Light & Wonder’s ecosystem

Toronto, April 22, 2024 - Bragg Gaming Group Inc. (NASDAQ: BRAG, TSX: BRAG) (“Bragg” or the “Company”), a global B2B gaming technology and content provider, today announced it has signed an international online casino content distribution agreement with Light & Wonder.

The agreement will see high-performing games from Bragg’s proprietary studios, Atomic Slot Lab, Indigo Magic, Wild Streak Gaming and Spin Games added to Light & Wonder’s online ecosystem.

Exclusive content from the supplier’s Powered by Bragg partners will also be integrated, providing Light & Wonder with a wide selection of highly localized and unique titles.

The deal will encompass numerous European regulated markets as well as USA and Canada, significantly growing the reach of Bragg’s content to new audiences and strengthening the supplier’s casino offering with new titles.

Matevž Mazij, Chief Executive Officer at Bragg Gaming Group, commented: “Light & Wonder is a world-leading platform and games provider, and this distribution deal will be hugely beneficial for us, as our content will be in front of new audiences through its large operator network boosting exposure of our games.

“We have focused on strengthening our content portfolio over the last year and this partnership is a testament to the popularity and appeal of our games which have been proven successful in markets globally.”

Steve Mayes, Senior Director Digital Partnerships at Light & Wonder, said: “We are thrilled to be working closely with Bragg, and are looking forward to offering their content across our network. This deal is a great showcase for the power of our aggregation platform and global scale. We already have a number of key operators lined up to launch Bragg games and excited to further expand our portfolio of games partners."

About Bragg Gaming Group Inc.

Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) is a content-driven iGaming technology provider, serving online and land-based gaming operators with its proprietary and exclusive content, and its cutting-edge technology. Bragg Studios offer high-performing, data-driven and passionately crafted casino gaming titles from in-house brands Wild Streak Gaming, Spin Games, Atomic Slot Lab, Indigo Magic and Oryx Gaming. Its proprietary content portfolio is complemented by a range of exclusive titles from carefully selected studio partners which are Powered By Bragg: games built on Bragg remote games server (Bragg RGS) technology, distributed via the Bragg Hub content delivery platform and available exclusively to Bragg’s customers. Bragg’s modern and flexible omnichannel Player Account Management (Bragg PAM) platform powers multiple leading iCasino and sportsbook brands and is supported by expert in-house managed operational and marketing services. All content delivered via the Bragg Hub, whether exclusive or from Bragg’s large, aggregated games portfolio, is managed from a single back-office and is supported by powerful data analytics tools, as well as Bragg’s Fuze™ player engagement toolset. Bragg is licensed or otherwise certified, approved and operational in multiple regulated iCasino markets globally, including in New Jersey, Pennsylvania, Michigan, Ontario, the United Kingdom, Italy, the Netherlands, Germany, Sweden, Spain, Malta and Colombia.

Find out more.

For investor relations:

Yaniv Spielberg, Chief Strategy Officer, Bragg Gaming Group

info@bragg.games

For media enquiries or interview requests:

Giles Potter, Chief Marketing Officer, Bragg Gaming Group

press@bragg.group

© 2024 Light & Wonder, Inc. or one of its subsidiaries. All rights reserved.

About Light & Wonder, Inc.

Light & Wonder, Inc. is the leading cross-platform global games company. Through our three unique, yet highly complementary businesses, we deliver unforgettable experiences by combining the exceptional talents of our 6,000+ member team, with a deep understanding of our customers and players. We create immersive content that forges lasting connections with players, wherever they choose to engage. At Light & Wonder, it’s all about the games. The Company is committed to the highest standards of integrity, from promoting player responsibility to implementing sustainable practices. To learn more visit www.lnw.com.

Media Inquiries:

Media@lnw.com

Forward-Looking Statements

In this press release, Light & Wonder makes "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as "will," "may," and "should." These statements are based upon management's current expectations, assumptions and estimates and are not guarantees of timing, future results, or performance. Therefore, you should not rely on any of these forward-looking statements as predictions of future events. Actual results may differ materially from those contemplated in these statements due to a variety of risks, uncertainties and other factors, including those factors described in our filings with the Securities and Exchange Commission (the “SEC”), including Light & Wonder’s current reports on Form 8-K, quarterly reports on Form 10-Q and its annual report on Form 10-K that was filed with the SEC on February 27, 2024 (including under the headings "Forward-Looking Statements" and "Risk Factors"). Forward-looking statements speak only as of the date they are made and, except for Light & Wonder’s ongoing obligations under the U.S. federal securities laws, Light & Wonder undertakes no obligation to publicly update any forward-looking statements whether as a result of new information, future events or otherwise.